February 9, 2006

Dear Shareholder:

Proxy material for our March 10, 2006 Special Meeting of Stockholders was recently mailed to you. Our records indicate that we have not yet received your signed proxy card or electronic vote.

Your vote is important. With the Special Meeting only a short time away, please act today to be sure that your shares are voted in accordance with your wishes. You can vote by telephone, Internet or mail. For your convenience, a duplicate proxy card and return envelope are enclosed, along with telephone and Internet voting instructions.

If you already have voted, we thank you for your prompt response. If you have not voted, we encourage you to do so without delay. Your vote is needed and valued, regardless of the number of shares you own. In the event that two proxies are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for voting!

Sincerely,

Elizabeth R. Bramwell, CFA

Note: I voted some of my shares by mail and some by phone. This was the first time that I voted any proxies by phone and it was really easy!